OMB APPROVAL
                                        -------------------------
                                        OMB Number:     3235-0145
                                        Expires: October 31, 1997
                                        Estimated average burden
                                        hours per form .....14.90


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                     LifeQuest Medical, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)


            Common Stock, Par Value $0.001 per share
-----------------------------------------------------------------
                 (Title of Class of Securities)


                           531928 10 9
         ------------------------------------------------
                         (CUSIP Number)


           Matthew Levitan, The Salomon Foundation Inc
Seven World Trade Center, New York, New York 10048 (212) 783-6787
-----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           May 30, 1997
          ---------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.       [   ]



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

--------------------------                      ------------------------
CUSIP No. 531928 10 9                            Page  2  of  22  Pages
                                                      ---    ----
--------------------------                      ------------------------

--------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Salomon Foundation Inc
--------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                               (b) [ X ]
--------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                     [   ]


--------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

--------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER
     SHARES                171,995 shares
                 ---------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
                 ---------------------------------------------------------
 EACH REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON                171,995 shares
                 ---------------------------------------------------------
      WITH          10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         171,995 shares
--------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*         [   ]

--------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         3.0%
--------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

--------------------------                      ------------------------
CUSIP No. 531928 10 9                            Page  3  of  22  Pages
                                                      ---    ----
--------------------------                      ------------------------

--------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Salomon Brothers Holding Company Inc
         13-3082695

--------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                               (b) [ X ]
--------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF, 00
--------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                     [ X ]
--------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER
     SHARES

                 ---------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY               111,000 shares


                 ---------------------------------------------------------
 EACH REPORTING      9     SOLE DISPOSITIVE POWER
    PERSON
                 ---------------------------------------------------------
     WITH           10     SHARED DISPOSITIVE POWER
                           111,000 shares

--------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         111,000 shares
--------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*         [   ]


--------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%
--------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO, HC
--------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           The Salomon Foundation Inc (the "Foundation") and Salomon Brothers Holding Company Inc ("SBHC") hereby amend the Foundation's Statement on Schedule 13D relating to the Common Stock, $0.001 par value, of LifeQuest Medical, Inc. (the "Issuer") dated September 30, 1994 (the "Schedule 13D"), as set forth below. All terms defined in the Schedule 13D have the same meanings in this Amendment No. 1.

Item 2.    Identity and Background

           The first paragraph of this item as set forth in the
Schedule 13D is deleted and the following is inserted in its place:

           "This Statement on Schedule 13D is being filed by The Salomon Foundation Inc (the "Foundation"), a not-for-profit corporation organized under the laws of the State of New York and a private foundation within the meaning of Section 509(a) of the Internal Revenue Code, and by Salomon Brothers Holding Company Inc ("SBHC"), a corporation organized under the laws of the State of Delaware. By signing this statement on Schedule 13D, each of the Foundation and SBHC agrees that such statement is filed on its behalf.

           The principal executive offices of the Foundation are located, and its principal business activities are conducted, at Seven World Trade Center, New York, New York 10048."

           The following is inserted after the final paragraph of this item as set forth in the Schedule 13D:

           "SBHC is a wholly-owned subsidiary of Salomon Inc, a corporation organized under the laws of the State of Delaware. The principal executive offices of SBHC and Salomon Inc are located, and the principal business activities of each are conducted, at Seven World Trade Center, New York, New York 10048.

           The principal business of SBHC is the ownership of all the outstanding shares of common stock of Salomon Brothers Inc ("SBI"). The principal business of Salomon Inc is the ownership of all the outstanding shares of common stock of SBHC and Phibro Inc., a corporation engaged in commodities trading, concentrating on crude oil and other energy related commodities.

           PB-SB Ventures, Inc., a Delaware corporation and wholly-owned subsidiary of SBHC ("Ventures"), is, and its principal business activity is to serve as, the general partner of each of PB-SB 1985 Investment Partnership VII ("PB-SB"), PB-SB 1983 Investment Partnership III and PB-SB 1988 Investment Partnership III, each of which is a New York limited partnership. PB-SB is an employees' security company exempt from registration under the Investment Company Act of 1940. The principal offices of each of PB-SB and Ventures are located, and the principal business activities of each are conducted at, Seven World Trade Center, New York, New York 10048.



                       Page 4 of 22 Pages

           The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of each of Salomon Inc and SBHC are set forth in Annex
B and Annex C hereto, respectively, which are incorporated herein by reference.

           On May 20, 1992, SBI and Salomon Inc (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court for the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc (92 Civ. 3691 and Securities and Exchange Act Release No. 30721 (May 20, 1992)) (the "Treasury Matter"). Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Sections 10(b), 15(c)(1) and 17(a) of the Securities Exchange Act of 1934 (the "1934 Act") and Rules 10b-5, 15c1-2, 17a-3 and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S. Treasury auction and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity with the Federal Reserve Bank until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

           In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii) with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection.

           On August 26, 1996, the SEC simultaneously instituted a cease-and-desist proceeding pursuant to Section 21C of the 1934
Act against Salomon Inc and accepted Salomon


                       Page 5 of 22 Pages

Inc's Offer of Settlement. Salomon Inc, by its Offer of Settlement, consented to the imposition of a cease-and-desist order and the entry of the findings therein without admitting or denying such findings. The SEC found that Salomon Inc had violated Section 13(b)(2) of the 1934 Act. Specifically, the SEC determined that Salomon Inc had failed to perform thorough and timely reconciliations of its balance sheet accounts to supporting documentation, and thus failed to identify on a timely basis erroneous entries made by its staff. Moreover, Salomon Inc had failed to ensure that correction procedures were properly implemented in London, in part by failing to train adequately its staff to use a new automated system. These failures resulted in the overstatement of assets and income on the books, records, and accounts of Salomon Inc and its subsidiaries. In determining to accept Salomon Inc's Offer of Settlement, the SEC considered remedial acts promptly undertaken by Salomon Inc and cooperation afforded the SEC staff.

           Other than as aforesaid, during the last five years neither SBHC nor, to the best knowledge of SBHC, Salomon Inc or any of the persons listed in Annex B or Annex C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Salomon Inc or SBHC or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3.    Source and Amount of Funds or Other Consideration.

           The following is inserted at the end of this item as set forth in the Schedule 13D:

           "As was disclosed in the statement on Schedule 13D of SBHC dated September 8, 1992, as amended by Amendments 1 through 6 thereto (the "SBHC 13D"), SBHC and PB-SB acquired 317,158 and 105,719 shares of Common Stock, respectively, pursuant to the conversion (described in Item 4 below) of 225,000 and 75,000 shares of Series A Convertible Preferred Stock purchased by SBHC and PB-SB, respectively, in March 1990 at a price per share of $1.75. The funds used by SBHC and PB-SB for the purchase of the shares of Series A Convertible Preferred Stock came from the working capital of SBHC and PB-SB, respectively. In addition, a total of 14,640 and 4,880 shares of Common Stock were issued to SBHC and PB-SB, respectively, on the conversion of certain indebtedness of the Issuer, as described in Item 4 below.

           As was also disclosed in the SBHC 13D, on December 7, 1993, Ventures, as general partner of PB-SB, approved the distribution to the partners of PB-SB, pro rata to their respective interests in PB-SB, of all shares of Common Stock held by PB-SB (the "Distribution"). Each partner of PB-SB had the choice until December 20, 1993 to elect to receive its distribution in stock or to have its pro rata portion of the distribution aggregated with the shares of other selling partners and sold by PB-SB at the prevailing market price, with the cash proceeds of such sale distributed upon settlement. Partners failing to make an election


                       Page 6 of 22 Pages
were to receive their distribution in stock. The Distribution was consummated in January 1994. On January 5, 1994 and January 19, 1994, PB-SB sold 4,910 shares and 11,000 shares, respectively, of Common Stock at a price of $9.25 per share, and on January 6, 1994, PB-SB transferred 93,830 shares to various partners, including 1,120 shares to Ventures. As a result of the Distribution, PB-SB ceased to own any shares of Common Stock other than 859 shares of Common Stock held by PB-SB for the benefit of one of its limited partners pending distribution to such limited partner. On March 14, 1994, Ventures donated the 1,120 shares of Common Stock beneficially owned by it to the Foundation and, as a result of such donation, Ventures ceased to own any shares of Common Stock. The 859 shares of Common Stock formerly held by PB-SB for the benefit of one of its limited partners were subsequently transferred to Ventures as a result of the execution of an assignment (with an effective date of January 1, 1994) of such limited partner's interest in PB-SB. As was disclosed in the SBHC 13D, SBHC instructed the donation of 172,000 shares of Common Stock to the Foundation from April 8, 1994 through September 12, 1994.

           SBHC thereafter acquired 25,000 shares of Common Stock pursuant to the exercise (described in Item 4 below) of the Options on March 19, 1997 at a price per share of $2.25. The funds used by SBHC for the exercise of such Options came from the working capital of SBHC."

Item 4.    Purpose of the Transaction.

           The fourth and fifth sentences of this item as set forth in the Schedule 13D are deleted and the following paragraphs are inserted at the end of this item:

           "As was disclosed in the SBHC 13D, the Issuer's initial public offering of shares of its Common Stock (the "Offering") was declared effective by the Securities and Exchange Commission on August 19, 1992, and closed on August 27, 1992. Upon the closing of the Offering, each share of the Series A Convertible Preferred Stock was automatically converted into
1.40959115 shares of the Issuer's Common Stock. Prior to the Offering, SBHC and PB-SB owned a total of 225,000 and 75,000 shares, respectively, of the Series A Convertible Preferred Stock of the Issuer, which shares were converted upon the closing of the Offering into 317,158 and 105,719 shares, respectively, of Common Stock. Upon the closing of the Offering, SBHC and PB-SB also received 14,640 and 4,880 shares, respectively, of Common Stock pursuant to an agreement between the Issuer and SBHC, PB-SB and certain other creditors (collectively, the "Creditors") of the Issuer pursuant to which the outstanding principal amount of certain notes and other indebtedness issued by the Issuer to the Creditors would be converted at the closing of the Offering into shares of Common Stock at a conversion price per share equal to the initial public offering price.

           On March 19, 1997, SBHC purchased 25,000 shares of Common Stock pursuant to the exercise of options (the "Options") to purchase 25,000 such shares at a price of $2.25 per share. The Options had previously been granted by the Issuer to Mr. John L. Cassis, a former employee of SBI from July 1986 to August 1994, who was then serving as a member of the Board of Directors of the Issuer representing the interests of SBHC, pursuant to


                       Page 7 of 22 Pages
a Non-qualified Stock Option Agreement, dated May 23, 1995, between the Issuer and Mr. Cassis (the "Non-qualified Stock Option Agreement"). Following Mr. Cassis's resignation from such position on December 19, 1996, the Issuer permitted SBHC to exercise the Options. The remaining 86,000 shares of Common Stock held by SBHC were acquired in the ordinary course of business for investment purposes. SBHC may from time to time donate shares of Common Stock to the Foundation, acquire or sell shares of Common Stock (or put or call options or other derivative instruments relating to such shares of Common Stock) in public or privately negotiated transactions, depending on price, tax considerations and other relevant factors."

Item 5.    Interest in Securities of the Issuer.

           (a-b) The following is inserted after the final paragraph of this item as set forth in the Schedule 13D:

           "As of the close of business on June 3, 1997, the Foundation beneficially owned 171,995 shares of Common Stock. Such shares represent 3.0% of the 5,789,021 shares of Common Stock reported to be outstanding as of May 6, 1997 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "10-Q"). The Foundation possesses sole voting power and sole dispositive power with respect to all shares of Common Stock reported as beneficially owned by it on this Statement on
Schedule 13D. The Foundation hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by SBHC or Ventures.

           At the close of business on June 3, 1997, Mr. William
J. Jennings II, the Treasurer of the Foundation, beneficially owned 269 shares of Common Stock. The Foundation and SBHC, on behalf of itself, Salomon Inc and Ventures, hereby disclaim beneficial ownership of any shares of Common Stock beneficially owned by Mr. Jennings.

           Except as described above, neither the Foundation nor, to the best knowledge of the Foundation, any of the persons listed in Annex A beneficially owned any shares of Common Stock as of the close of business on June 3, 1997.

           As of the close of business on June 3, 1997, SBHC directly beneficially owned 111,000 shares of Common Stock, and Ventures directly beneficially owned no shares of Common Stock. By reason of the relationship between SBHC and Ventures, SBHC may be deemed to have had an indirect beneficial ownership interest in, and shared voting and dispositive power with respect to, shares of Common Stock held directly by Ventures. The 111,000 shares of Common Stock beneficially owned by SBHC represent 1.9% of the 5,789,021 shares of Common Stock reported to be outstanding as of May 6, 1997 in the 10-Q. By reason of the relationship between Salomon Inc and SBHC, Salomon Inc may be deemed to have an indirect beneficial ownership interest in, and shared voting and dispositive power with respect to, shares of Common Stock beneficially owned by SBHC. SBHC, on behalf of itself, Salomon Inc and Ventures, hereby disclaims beneficial ownership of any shares of Common Stock owned by the Foundation.



                       Page 8 of 22 Pages

           Except as described above, neither SBHC nor, to the best knowledge of SBHC, any of Salomon Inc, PB-SB, Ventures or the persons listed in Annex B or Annex C hereto beneficially owned any shares of Common Stock as of the close of business on June 3, 1997.

           As of May 30, 1997, each of the Foundation and SBHC ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock."

           (c) The following is inserted after the final paragraph of this item as set forth in the Schedule 13D:

           "Neither the Foundation nor, to the best knowledge of the Foundation, any of the persons listed in Annex A effected any transactions in shares of Common Stock from April 1, 1997 through June 3, 1997.

           The dates, numbers of shares and prices per share for all purchases and sales of Common Stock by SBHC April 1, 1997 through June 3, 1997 are shown in Annex D hereto, which is incorporated herein by reference. All such purchases and sales of Common Stock were effected on the NASDAQ Stock Market.

           Except as described in Annex D, neither SBHC nor, to the best knowledge of SBHC, Salomon Inc, PB-SB, Ventures or any of the persons listed in Annex B or Annex C effected any transactions in shares of Common Stock from April 1, 1997 through June 3, 1997."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           This item as set forth in the Schedule 13D is deleted and the following is inserted:

           "Neither the Foundation nor, to the best knowledge of the Foundation, any of the persons listed in Annex A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.

           Other than the provisions of the Non-qualified Stock Option Agreement described in Item 4 and filed as Exhibit 1 hereto, neither SBHC nor, to the best knowledge of SBHC, Salomon Inc, PB-SB, Ventures or any of the persons listed in Annex B or Annex C hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer."

Item 7.    Material to be Filed as Exhibits.

           This item as set forth in the Schedule 13D is deleted and the following is inserted:

           "Exhibit 1. Non-qualified Stock Option Agreement, dated May 23, 1995, between the Issuer and John L. Cassis."



                       Page 9 of 22 Pages

         ANNEX A.  EXECUTIVE OFFICERS AND DIRECTORS OF THE SALOMON
          FOUNDATION INC

           Annex A to the Schedule 13D is deleted and Annex A hereto is inserted in its place.

                       Page 10 of 22 Pages

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 1997

                          THE SALOMON FOUNDATION INC





                          By /s/ Matthew Levitan
                            --------------------------------
                             Name:  Matthew Levitan
                             Title:  Assistant Treasurer


                       Page 11 of 22 Pages

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 1997

                          SALOMON BROTHERS HOLDING COMPANY INC





                          By /s/ Matthew Levitan
                            --------------------------------
                             Name:  Matthew Levitan
                             Title:  Managing Director


                       Page 12 of 22 Pages

                                                          June 1997

                              ANNEX A

                 EXECUTIVE OFFICERS AND DIRECTORS
                   OF THE SALOMON FOUNDATION INC

                                    Principal Occupation
Name and Title                      and Business Address
--------------                      --------------------

Warren E. Buffett                   Chairman and Chief Executive Officer
Director                            Berkshire Hathaway Inc.
                                    1440 Kiewit Plaza
                                    Omaha, Nebraska  68131

Robert E. Denham                    Director, Chairman and Chief
Director and President              Executive Officer
                                    Salomon Inc
                                    Seven World Trade Center
                                    New York, New York  10048

Jane E. Heffner                     Vice President
Vice President and Secretary        Salomon Brothers Inc
                                    Seven World Trade Center
                                    New York, New York  10048

Gedale B. Horowitz                  Senior Executive Director
Director                            Salomon Brothers Holding Company Inc
                                    Salomon Brothers Inc
                                    Seven World Trade Center
                                    New York, New York  10048

William J. Jennings                 Managing Director
Treasurer                           Salomon Brothers Inc
                                    Seven World Trade Center
                                    New York, New York  10048

Matthew Levitan                     Managing Director
Assistant Treasurer                 Salomon Brothers Inc
                                    Seven World Trade Center
                                    New York, New York  10048


                       Page 13 of 22 Pages

Deryck C. Maughan(1)                Chairman and Chief Executive Officer
Director                            Salomon Brothers Holding Company Inc
                                    Salomon Brothers Inc
                                    Seven World Trade Center
                                    New York, New York  10048

William F. May                      Chairman and Chief Executive Officer
Director                            Statue of Liberty-Ellis Island
                                     Foundation, Inc.
                                    c/o Salomon Inc
                                    Seven World Trade Center
                                    New York, New York  10048

Jeffrey H. Smith                    Director
Assistant Treasurer                 Salomon Brothers Inc
                                    Seven World Trade Center
                                    New York, New York  10048




                            Citizenship

           Except as footnoted below, each of the individuals listed above is a citizen of the United States.








----------------------------------
(1)  Citizen of Great Britain


                       Page 14 of 22 Pages

                                                          June 1997

                              ANNEX B

                 EXECUTIVE OFFICERS AND DIRECTORS
                          OF SALOMON INC



                                   Principal Occupation
Name and Title                     and Business Address
--------------                     --------------------

Jerome H. Bailey                   Chief Financial Officer
Chief Financial Officer            Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Chief Financial Officer and
                                     Managing Director
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Warren E. Buffett(1)               Chairman and Chief Executive
Director                             Officer
                                   Berkshire Hathaway Inc.
                                   1440 Kiewit Plaza
                                   Omaha, Nebraska  68131


Richard J. Carbone                 Controller
Controller                         Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Robert E. Denham(1)                Director, Chairman and Chief
Director, Chairman and Chief         Executive Officer
  Executive Officer                Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048


                       Page 15 of 22 Pages

Dr. Claire M. Fagin                Leadership Professor
Director                           School of Nursing
                                   University of Pennsylvania
                                   Philadelphia, Pennsylvania 19104


Gedale B. Horowitz                 Senior Executive Director
Director and Executive             Salomon Brothers Holding
  Vice President                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Thomas W. Jasper                   Treasurer
Treasurer                          Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Treasurer and Managing Director
                                   Salomon Brothers Holding
                                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Deryck C. Maughan(2)               Chairman and Chief Executive
Director and Executive               Officer
Vice President                     Salomon Brothers Holding
                                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

David O. Maxwell(1)                Retired
Director                           c/o Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048


                       Page 16 of 22 Pages

Robert H. Mundheim                 Executive Vice President and
Executive Vice President and          General Counsel
 General Counsel                   Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048



Charles T. Munger                  Vice Chairman
Director                           Berkshire Hathaway Inc.
                                   355 So. Grand Avenue
                                   Los Angeles, California  90071


Shigeru Myojin(3)                  Vice Chairman
Director                           Salomon Brothers Inc
                                   Victoria Plaza
                                   111 Buckingham Palace Rd.
                                   London, SW1W OSB, England


Louis A. Simpson(1)                Director, President and
Director                           Chief Executive Officer,
                                   Capital Operations
                                   GEICO Corporation
                                   One Geico Plaza
                                   5260 Western Avenue
                                   Washington, D.C.  20076-0001


Wesley S. Williams, Jr.            Partner,
Director                           Covington & Burling, Esqs.
                                   1201 Pennsylvania Avenue, N.W.,
                                     Suite 1155A
                                   Washington, D.C. 20004


A. Thomas Young                     Retired
Director                            c/o Salomon Inc
                                    Seven World Trade Center
                                    New York, New York  10048


                       Page 17 of 22 Pages

                            Citizenship

Except as footnoted below, each of the individuals listed above is a citizen of the United States.





----------------------
(1)  Member of the Executive Committee
(2)  Citizen of Great Britain
(3)  Citizen of Japan


                       Page 18 of 22 Pages

                                                          June 1997

                                 ANNEX C

                   EXECUTIVE OFFICERS AND DIRECTORS OF
                  SALOMON BROTHERS HOLDING COMPANY INC


Jerome H. Bailey(1)                    Chief Financial Officer and
Chief Financial Officer and              Managing Director
  Managing Director                    Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048

                                       Chief Financial Officer
                                       Salomon Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Rodney B. Berens(1) (2)                Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Thomas W. Brock(1)                     Chairman and Chief Executive Officer
Managing Director                      Salomon Brothers Asset Management Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Robert E. Denham(3)                    Director, Chairman and
Managing Director                        Chief Executive Officer
                                       Salomon Inc
                                       Seven World Trade Center
                                       New York, New York  10048

Eric C. Fast(2)                        Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


                       Page 19 of 22 Pages

Bruce C. Hackett(1)                    Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


John L. Haseltine(1)(2)                Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Toshiharu Kajima(1) (4)                Chief Executive Officer
Managing Director                      Salomon Brothers Asia Limited
                                       Akasaka Park Building
                                       2-20, Akasaka 5-chome
                                       Minatu-Ku, Tokyo 107  Japan


Thomas W. Jasper                       Treasurer and Managing Director
Treasurer and Managing Director        Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Deryck C. Maughan(1)(2)(3)(5)          Chairman and Chief Executive
Chairman and Chief Executive             Officer
  Officer                              Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Kenneth K. Marshall(1)                 Chief Administrative Officer
Chief Administrative Officer             and Managing Director
   and Managing Director               Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Eduardo G. Mestre(1) (2)               Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048




                       Page 20 of 22 Pages

Peter J. Middleton(1) (5)              Chief Executive Officer
Managing Director                      Salomon Brothers International
                                         Limited
                                       Victoria Plaza
                                       111 Buckingham Palace Road
                                       London, SW1B  0SB
                                       England


Robert H. Mundheim(1)                  Secretary and Managing Director
Secretary and Managing Director        Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Shigeru Myojin(1) (2) (4)              Vice Chairman and Managing Director
Vice Chairman and                      Salomon Brothers Inc
   Managing Director                   Salomon Brothers Asia Limited
                                       Akasaka Park Building
                                       2-20, Akasaka 5-chome

      The officers and directors of Salomon Brothers Holding
Company Inc ("SBHC") are the same as those for Salomon Brothers
Inc.

                               Citizenship

      Except as footnoted below, each of the individuals listed above is a citizen of the United States.





----------------------
 (1)  Member of the Management Board
 (2)  Member of the Operating Committee
 (3)  Member of the Board of Directors
 (4)  Citizen of Japan
 (5)  Citizen of Great Britain




                       Page 21 of 22 Pages

                              ANNEX D


           Set forth below are the purchases and sales of shares of Common Stock, $0.001 par value (the "Common Stock") by Salomon
Brothers Holding Company Inc from April 1, 1997 through June 3,
1997. ("P" means purchase and "S" means sale.)

      Date               Number of Shares       Price Per Share
      ----               ----------------       ---------------
      April 24, 1997         2,000(S)           $4.50
      April 24, 1997         1,500(S)           $4.75
      April 25, 1997         1,400(S)           $4.875
      April 28, 1997         2,600(S)           $4.75
         May 6, 1997         2,500(S)           $4.75
         May 7, 1997         5,000(S)           $4.75
         May 8, 1997         3,000(S)           $4.875
         May 9, 1997         1,600(S)           $4.875
        May 16, 1997         6,800(S)           $4.75
        May 29, 1997         10,000(S)          $4.75
        May 30, 1997         7,600(S)           $4.75
        May 30, 1997         5,000(S)           $4.8125
        June 2, 1997         1,000(S)           $5.00
        June 3, 1997         4,000(S)           $5.00

           Each purchase or sale of Common Stock listed above was effected on the NASDAQ Stock Market.



                     Page 22 of 22 Pages